United States securities and exchange commission logo





                               November 9, 2022

       Handong Cheng
       Chief Executive Officer
       ZW Data Action Technologies Inc.
       Room 1106, Xinghuo Keji Plaza
       No. 2 Fufeng Road
       Fengtai District, Beijing
       China 100070

                                                        Re: ZW Data Action
Technologies Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 001-34647

       Dear Handong Cheng:

              We have reviewed your October 21, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 9, 2022 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Our Subsidiaries, Variable Interest Entities (VIEs) and Ownership Interest Investment Affiliates,
       page 3

   1. We note your response to comment three and your proposed disclosure. Please revise your reference to
primary beneficiary here and elsewhere throughout the filing to clarify that you are the
primary beneficiary    of the VIEs for accounting purposes only.
       Report of Independent Registered Public Accounting Firm, page F-1

   2. We note your response to comment seven and proposed disclosure. If the critical audit matter relates to your
ability to continue as a going concern, then the disclosure both in the audit report and in
your filing should state that clearly versus referencing managements
 Handong Cheng
ZW Data Action Technologies Inc.
November 9, 2022
Page 2
         promise / commitment. Please revise accordingly.
3. Summary of Significant Accounting Policies
e) Cash and cash equivalents,, page F-15

3. We note your response to comment 10 and proposed disclosure. In this regard, please quantify the amount of cash held in PRC and the U.S. Disclose whether the VIEs, VIE subsidiaries, and PRC subsidiaries have transferred cash outside of the PRC and the amounts of the transfers. Also, your statement that cash and cash equivalents are
         "unrestricted as to withdrawal or use" appears to contradict other disclosure as to restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange. Please revise accordingly.
General

4. We note your response to comment 11 and proposed disclosure. Please enhance your disclosure to clearly state that the delisting of your common stock or the threat of being delisted could cause the value of your securities to significantly decline or be worthless.
        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions.



FirstName LastNameHandong Cheng                                 Sincerely,
Comapany NameZW Data Action Technologies Inc.
                                                                Division of
Corporation Finance
November 9, 2022 Page 2                                         Office of
Technology
FirstName LastName